UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

Title

Sub-title	linx.com.br	2/11

POLICY FOR TRANSACTIONS WITH RELATED PARTIES

1.  Purpose

The present Policy for Transactions with Related Parties (“Policy”) aims to establish rules and consolidate the procedures to be followed by Linx S.A. (“Linx” or “Company”) upon the occurrence of transactions with related party, ensuring commutability and transparency of operations and ensuring to the shareholders, investors and other interested parties that transactions between Linx and its related parties are governed by the best Corporate Governance practices.

This Policy is based on the Company's Bylaws, the Brazilian Corporate Law, the Brazilian Securities Commission (“CVM”) Rules which provide for this matter, the Technical Pronouncement of the Accounting Pronouncements Committee - CPC 05, the rules of the Novo Mercado and also in the best Corporate Governance practices.

2.  Scope

The present Policy applies to the Company, its controlling shareholders, its direct or indirect subsidiaries in Brazil or abroad and companies in which the Company has significant influence, as well as to its associates, Officers, members of the members of the Administrative Board, members of the Advisory and Supervisory Board Committees.

3.  Definitions

Market Conditions - these are the conditions for which the following principles were observed during the negotiation:

  Competitiveness: compliance with prices and conditions of services compatible with those practiced in the market;
  Compliance – adherence of the rendered services to LINX's contractual terms and responsibilities, as well as to the appropriate information security controls;
  Transparency – adequate reporting of the conditions agreed with the due application, as well as reflexes of these financial statements of the Companies; and
  Equality – establishment of mechanisms which prevent discrimination or privileges, as well as practices which ensure the non-use of inside information or business opportunities for the benefit of individuals or third parties. In trading between Related Parties, the same principles and procedures LINX employs in trading with independent parties must be observed.

Conflict of Interest - any situation which may arise or create a conflict between personal interests and those of LINX, or of other audiences, whether by involvement, influence in any decision-making process, or by utilization of inside information.

Significant Influence - it is the power to participate in the Company's financial and operating decisions, even without control over these policies. Significant influence may be obtained through equity ownership, statutory provisions or shareholders' agreements, or through close relationships with persons exercising significant influence. There is significant influence in the case of companies over which the Company exercises influence over management decisions, although it has no direct or indirect interest, but benefits from it or assumes risks.

Related Parties - “related parties” as considered as entities, individuals or legal entities, with which an entity is able to contract, in the broad sense of the term, under conditions other than commutativity and independence which characterize the transactions with third parties not related to the entity, its management or any area of influence as set forth in Attachment A to this Policy.

4.  Rules

4.1        Formalization of Transactions with Related Parties

The area responsible for contracting a Transaction with a Related Party shall evaluate whether the Transaction or set of Correlated Transactions (i) reaches, in the period of one (1) year, more than ten million reais (R$ 10,000,000.00); or (ii) is relevant due to its characteristics, the nature of the Related Party with the Company, and/or the nature and extent of the Related Party's interest in the transaction, and shall submit the potential transaction for prior appreciation by the Audit Committee, as defined in item 4.2 of this Policy.

In case the transaction with a Related Party meets any of the relevant transaction criteria, the responsible management shall submit to the compliance and corporate risk area documentation containing the foundation, justification and supporting material sufficient to verify that it is a relevant transaction with a Related Party. In the case of a relevant transaction with a Related Party, the corporate risk and compliance area will submit the material for approval by the Audit Committee.

All transactions Related Parties, as defined in this Policy, must meet the following conditions:

  they must have market conditions and be in accordance with the provisions of this Policy, as well as in consonance with the other practices utilized by the Company and guidelines set forth in the Company's Code of Conduct; and
  they must be entered into in writing, specifying their main characteristics and conditions, such as: global price, unit price, terms, guarantees, conditions and termination, payment of taxes, payment of fees, obtention of licenses, etc.

In order to ensure that transactions with Related Parties are always conducted in the best interests of the Company and with full independence, the granting of loans to controlling shareholders are prohibited.

4.2        Approval of Transactions with Related Parties

The Audit Committee shall be responsible for deliberating on a potentially relevant transaction with a Related Party, pursuant to this Policy.

The Audit Committee may invite other administrators, business managers and employees of the Company, as well as external advisors, to participate in its meetings which address the approval of a relevant transaction with Related Parties.

The Audit Committee is responsible for:

  evaluating the process of selection of the counterparty(ies) and the conditions for contracting any relevant transaction with Related Parties.
  previously approving the execution of any relevant transaction with Related Parties.
  After prior approval regarding the compliance of the transaction, informing the Company’s Board of Directors of the transactions approved by it.

Transactions with Related Parties conducted with subsidiaries or companies controlled, directly or indirectly, by the Company, do not need to be submitted to the Audit Committee.

For situations in which members of the Audit Committee involved in the approval of the transaction are prevented from deliberating on the matter due to a potential conflict of interest, the auditor shall declare him/herself unable to access information or attend meetings related to the matter, also being required to explain his/her involvement in the transaction and provide details of the transaction and the parties involved. The impediment shall be contained in the minutes which deliberate on the transaction.

The Company's administration shall respect the regular flow of the negotiation, analysis and approval of the transactions with Related Parties, and shall not make interventions which might influence the contracting of Related Parties in disagreement with such flow.

4.3         Report of Related Parties

The Company's Vice Presidency of Finance shall prepare a quarterly report containing information on transactions with Related Parties referring to the Company, as well as to companies whose financial statements are reported on a consolidated manner with the Company's financial statements. Such report shall reflect the equity position of assets and liabilities, income and expenses appropriated for the period, besides any other relevant information.

The Vice Presidency of Finance shall submit the report quarterly to the Audit Committee.

4.4        Related Party Identification Form

Annually, the Company's compliance and corporate risk area shall submit to the administrators (directors and officers) and members of advisory committees of the Company and its subsidiaries, as well as to its controlling shareholders, the “Related Party Identification Form”, contained in Attachment A of the present Policy, for filling out, identification of related persons and signature, so that the report mentioned in item 4.3 may be prepared and submitted the Audit Committee for evaluation of the transactions with Related Parties.

Any alterations in the rendered information must be immediately communicated by the managers and controlling shareholders to the corporate compliance and risk area.

4.5        Disclosure and Transparency of Transactions with Related Parties

The Investor Relations Officer (DRI) shall be responsible for the disclosure of the Notice on Transactions between Related Parties, in case of a Relevant Transaction or set of correlated transactions with Related Parties which (a) exceed(s) the lower value among the following: (i) fifty million reais (R$ 50,000,000.00), or (ii) one percent (1%) of the Company's total assets, or (b) is/are considered relevant due to their characteristics, the nature of the Company’s Related Party and/or the nature and extent of the Related Party's interest in the transaction.

In addition to the Notice, the Company shall comply with other legal and regulatory obligations related to transactions with Related Parties, such as disclosure in the financial statements, the Reference Form and in the quarterly information.

5.  Compliance

No administrator or members of the Company’s Supervisory Board and/or its subsidiaries may claim lack of knowledge of this Policy, as their possession shall be conditioned, among other things, to access to the full content of this Policy and to the filling out and signature of the Form contained in Attachment A to the present Policy.

Violations of the terms of this Policy shall be examined by the Company's Audit Committee, which shall take the appropriate measures, without prejudice to the application of the applicable civil, criminal and administrative penalties, as well as possible losses and damages.

6.  Term and Revision

This Policy for Transactions with Related Parties was approved by Linx’s Administrative Board at a meeting held on November 12th, 2019, and comes into effect on the date of its publication, the revision of which will occur at every two (2) years from the date of effective approval or at any time at the Company’s discretion.

Revision control

Name/Position	Description	Signature
Pedro Holmes Monteiro Moreira Finance Vice-President and Investor Relations Director	Elaboration
Ana Paula Frigo Corporate Lawyer and Governance Secretary	Elaboration/ Revision
Mara Regina de Almeida Vitta Legal Director	Revision
Alberto Menache CEO	Revision
Audit Committee	Revision
Administrative Board	Revision

Attachment A

RELATED PARTY IDENTIFICATION FORM

The following Form aims to list all the individuals and legal entities related to them, with the purpose of determining Linx S.A.’s Related Parties.

For its correct filling out, special attention is requested to the following concepts, elaborated in accordance with CVM Deliberation 642, of 10.07.2010 (CPC 05 - R1), as amended.

RELATED PARTY IDENTIFICATION FORM	Page 01
NAME	CPF
Administrator/Controller
Spouse or Domestic Partner
Former Spouse (Only to be informed if legally separated)

PERSON(S) RELATED TO THE ADMINISTRATOR/CONTROLLER

The following are considered related persons, besides the spouse or partner:

- the person's children and the spouse’s or partner’s children:

- the person's dependents and the spouse’s or partner’s dependents:

- the person’s siblings and siblings-in-law.

NAME OF THE RELATED PERSON(S)	DEGREE OF RELATEDNESS	CPF

Date:__________________________________ Signature:_________________________________
RELATED PARTY IDENTIFICATION FORM	Page 02
Name of the Administrator/Controller:

COMPANY(IES) OR ENTITY(IES) RELATED TO THE ADMINISTRATOR/CONTROLLER OR TO THE RELATED PERSON(S)

List the entities or companies when the following conditions are met:

- the entity is fully or jointly controlled by a controlling shareholder, administrator or persons related to Linx S.A. (Attachment A);

- a person who holds full or shared control of Itaú S.A., has significant influence over the entity or is a key personal member of the entity's (or parent company's) management.

NAME OF THE RELATED PERSON(S)	NAME OF THE COMPANY(IES) OR ENTITY(IES)	CNPJ	RELATION WITH THE COMPANY(IES) OR ENTITY(IES)

Date: ___________________________________ Signature:____________________________ POLICY FOR TRANSACTIONS WITH RELATED PARTIES OF LINX S.A. (POLICY)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer